PROSPECTUS SUPPLEMENT NO. 1                     Filed pursuant to Rule 424(b)(3)
(To Prospectus dated March 11, 2003)                  Registration No. 333-38136

                              ALFACELL CORPORATION

                                6,068,279 Shares
                                  Common Stock

                                   ----------

This Prospectus Supplement No. 1 supplements and amends the Prospectus dated March 11, 2003 relating to the offering of an aggregate 6,068,279 shares of our common stock by our securityholders.

The Prospectus, together with this Prospectus Supplement No. 1, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of our common stock. All reference in the prospectus to "this prospectus" are hereby amended to read "this prospectus (as supplemented and amended)".

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

             The date of this Prospectus Supplement is July 9, 2003.

The section entitled "Summary Financial Data" on page 3 of the prospectus is hereby deleted in its entirety and substituted as follows:

                             "Summary Financial Data

      You should read the following financial data in conjunction with the sections entitled "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the audited and unaudited financial statements and notes included in this prospectus.

                                   August 24,
                                     1981
                                   (Date of
                                  Inception)                                Year Ended July 31,
                                  to April 30,    -------------------------------------------------------------------------
                                      2003           2002           2001           2000            1999            1998
                                  ------------    -----------    -----------    -----------    ------------    ------------
                                   (unaudited)
Statement of Operations
Data:
Total revenue, principally
investment income .............   $  2,020,992    $     4,838    $    13,121    $    51,144    $    168,372    $    311,822
Costs and Expenses:
  Costs of sales ..............        336,495              0              0              0               0               0
  Research and
    development ...............     41,075,525      2,032,938      1,900,678      1,879,728       2,401,945       5,264,578
  General and
    administrative ............     22,089,652        798,053        705,745        644,588         920,686       1,412,968

  Interest ....................      3,507,514        118,741        153,029          4,980           2,377          21,782
                                  ------------    -----------    -----------    -----------    ------------    ------------
  Total costs and expenses ....     67,009,186      2,949,732      2,759,452      2,529,296       3,325,008       6,699,328
  State Tax Benefit ...........      1,790,440        353,732        451,395        755,854              --              --
Net loss ......................   $(63,197,754)   $(2,591,162)   $(2,294,936)   $(1,722,298)   $ (3,156,636)   $ (6,387,506)
                                  ============    ===========    ===========    ===========    ============    ============
Net loss per common
share:
  Basic and diluted ...........                   $     (0.12)   $     (0.12)   $      (.10)   $       (.18)   $       (.40)
Weighted average number
  of common shares:
  Basic and diluted ...........                    21,045,000     18,927,000     17,812,000      17,271,000      15,926,000
Dividends .....................                             0              0              0               0               0

                                       Nine Months Ended
                                            April 30,
                                  ----------------------------
                                      2003            2002
                                  ------------    ------------
                                  (unaudited)
Statement of Operations
Data:
Total revenue, principally
investment income .............   $     30,277    $        282
Costs and Expenses:
  Costs of sales ..............              0               0
  Research and
    development ...............      1,173,552       1,539,885
  General and
    administrative ............        426,206         576,605

  Interest ....................        295,055         105,517
                                  ------------    ------------
  Total costs and expenses ....      1,894,813       2,222,007
  State Tax Benefit ...........        229,459         353,730
Net loss ......................   $ (1,635,077)   $ (1,867,995)
                                  ============    ============
Net loss per common
share:
  Basic and diluted ...........   $      (0.07)   $      (0.09)
Weighted average number
  of common shares:
  Basic and diluted ...........     22,911,335      20,553,185
Dividends .....................              0               0

                                                              As of
                                                 -------------------------------
                                                 April 30, 2003    July 31, 2002
                                                 --------------    -------------
                                                  (unaudited)
Balance Sheet Data:
Total assets .................................    $   139,406      $   228,871
Cash and cash equivalents ....................         44,586           85,843
Working capital (deficit) ....................     (2,360,494)      (1,666,782)
Long-term liabilities ........................        509,334          315,929
Total stockholders' equity (deficiency) ......     (2,781,992)      (1,885,437)

The first paragraph on page 4 under the risk factor entitled "We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future. We do not have a current source of product revenue and may never be profitable." is deleted in its entirety and substituted with the following:

      "We are a development stage company and since our inception, our source of working capital has been public and private sales of our stock. We incurred a net loss of approximately $2,591,000 for the year ended July 31, 2002 and approximately $1,635,000 for the nine months ended April 30, 2003. We have continued to incur losses since April 2003. In addition, we had a working capital deficit of approximately $2,360,000 as of April 30, 2003, and an accumulated deficit of approximately $63,198,000 as of April 30, 2003. We may never achieve revenue sufficient for us to attain profitability."

The following sentence on page 8 under the risk factor entitled "Our stock is thinly traded and you may not be able to sell our stock when you want to do so." is deleted:

      "From December 2000 through December 2002, the weekly trading volume was as low at 4,160 shares per week and only as high as 309,100 shares for any week in such period."

and substituted with the following:

      "From May 2000 through May 2003, the weekly trading volume was as low at 4,160 shares per week and only as high as 309,100 shares for any week in such period."

The following sentence on page 8 under the risk factor entitled. "The price of our common stock has been, and may continue to be, volatile." is deleted:

      "Over the past three fiscal years, the sale price of our common stock as reported by Nasdaq and the OTC Bulletin Board has fluctuated from a low of $0.33 to a high of $3.88."

and substituted with the following:

      "Over the past three years, the sale price of our common stock as reported by Nasdaq and the OTC Bulletin Board has fluctuated from a low of $0.18 to a high of $3.88."

The section entitled "Selected Financial Data" on page 13 is deleted in its entirety and substituted with the following:

                            "SELECTED FINANCIAL DATA

      You should read the following selected financial data together with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected statement of operations data shown below for the years ended July 31, 2002, 2001 and 2000 and the balance sheet data as of July 31, 2002 and 2001 are derived from our audited financial statements included elsewhere in this prospectus, and have been audited by KPMG LLP, independent auditors, whose report contains an explanatory paragraph that states that our recurring loss from operations, net working capital deficiency and limited liquid resources raise substantial doubt about our ability to continue as a growing concern. The financial statements do not include any adjustment that might result from the outcome of that uncertainty. The selected statement of operations data shown below for the years ended July 31, 1999 and 1998 and the balance sheet data as of July 31, 2000, 1999 and 1998 are derived from our audited financial statements which were also audited by KPMG LLP, but are not included in this prospectus or incorporated herein by reference. The selected financial data as of and for the nine months ended April 30, 2003 and 2002 and for the period from August 29, 1981 (Date of Inception) to April 30, 2003 are unaudited and, in our opinion, contain all adjustments, consisting only of normal, recurring accruals, which are necessary for a fair statement of the results of those periods. Results for the nine months ended April 30, 2003 are not necessarily indicative of results that may be expected for the entire year.

                                    August 24,
                                       1981
                                    (Date of
                                    Inception)                                  Year Ended July 31,
                                   to April 30,    ----------------------------------------------------------------------------
                                       2003            2002            2001            2000            1999            1998
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                    (unaudited)
Statement of Operations
Data:
Total revenue, principally
investment income ..............   $  2,020,992    $      4,838    $     13,121    $     51,144    $    168,372    $    311,822
Costs and Expenses:
  Costs of sales ...............        336,495               0               0               0               0               0
  Research and
    development ................     41,075,525       2,032,938       1,900,678       1,879,728       2,401,945       5,264,578
  General and
    administrative .............     22,089,652         798,053         705,745         644,588         920,686       1,412,968
  Interest .....................      3,507,514         118,741         153,029           4,980           2,377          21,782
                                   ------------    ------------    ------------    ------------    ------------    ------------
  Total costs and expenses .....     67,009,186       2,949,732       2,759,452       2,529,296       3,325,008       6,699,328
  State Tax Benefit ............      1,790,440         353,732         451,395         755,854              --              --
Net loss .......................   $(63,197,754)   $ (2,591,162)   $ (2,294,936)   $ (1,722,298)   $ (3,156,636)   $ (6,387,506)
                                   ============    ============    ============    ============    ============    ============
Net loss per common
share:
  Basic and diluted ............                   $      (0.12)   $      (0.12)   $       (.10)   $       (.18)   $       (.40)
Weighted average number
  of common shares:
  Basic and diluted ............                     21,045,000      18,927,000      17,812,000      17,271,000      15,926,000
Dividends ......................                              0               0               0               0               0

                                        Nine Months Ended
                                             April 30,
                                   ----------------------------
                                       2003            2002
                                   ----------------------------
                                           (unaudited)
Statement of Operations
Data:
Total revenue, principally
investment income ..............   $     30,277    $        282
Costs and Expenses:
  Costs of sales ...............              0               0
  Research and
    development ................      1,173,552       1,539,885
  General and
    administrative .............        426,206         576,605

  Interest .....................        295,055         105,517
                                   ------------    ------------
  Total costs and expenses .....      1,894,813       2,222,007
  State Tax Benefit ............        229,459         353,730
Net loss .......................   $ (1,635,077)   $ (1,867,995)
                                   ============    ============
Net loss per common
share:
  Basic and diluted ............   $      (0.07)   $      (0.09)
Weighted average number
  of common shares:
  Basic and diluted ............     22,911,335      20,553,185
Dividends ......................              0               0

                                                                          As of July 31,                              As of
                                                                                                                    April 30,
                                                ----------------------------------------------------------------   -----------
                                                   2002           2001         2000         1999         1998          2003
                                                -----------    ---------    ---------    ----------   ----------   -----------
Balance Sheet Data:                                                                                                (unaudited)
Total assets ................................   $   228,871    $ 201,609    $ 488,099    $1,728,648   $5,516,678   $   139,406
Cash and cash equivalents ...................        85,843       44,781      257,445     1,383,133    5,099,453        44,586
Working capital (deficit) ...................    (1,666,782)    (830,610)    (303,646)      498,993    3,398,527    (2,360,494)
Long-term liabilities .......................       315,929       23,663       30,251             0        6,727       509,334
Total stockholders' equity (deficiency) .....    (1,885,437)    (740,378)    (131,860)      757,200    3,691,838    (2,781,992)

The subsection entitled "Three Month Period ended October 31, 2002 and 2001" under the section entitled "Management's Discussion and Analysis of Financial Condition and results of Operations" on pages 14 and 15 is deleted in its entirety and substituted with the following:

      "Three and nine month periods ended April 30, 2003 and 2002

      Revenues.

      We are a development stage company as defined in the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 7. We are devoting substantially all of our present efforts to establishing a new business and developing new drug products. Our planned principal operations of marketing and/or licensing of new drugs have not commenced and, accordingly, we have not derived any significant revenue from these operations. We focus most of our productive and financial resources on the development of ONCONASE(R) and as such we have not had any sales in the three and nine month periods ended April 30, 2003 and 2002. For the nine months ended April 30, 2003, our other income was $30,000.

      Research and Development.

      Research and development expense for the three months ended April 30, 2003 was $374,000 compared to $532,000 for the same period last year, a decrease of $158,000, or 30%. This decrease was primarily due to a decrease in personnel costs, a decrease in regulatory consulting costs and a reduction of a non-cash expense related to stock options issued for consulting services. These decreases were partially offset by an increase in costs related to our Phase III clinical trial for malignant mesothelioma.

      Research and development expense for the nine months ended April 30, 2003 was $1,174,000 compared to $1,540,000 for the same period last year, a decrease of $366,000, or 24%. This decrease was primarily due to a decrease in personnel costs, decrease in regulatory consulting costs and reduction of a non-cash expense related to stock options issued for consulting services partially offset by an increase in costs related to our Phase III clinical trial for malignant mesothelioma.

      General and Administrative.

      General and administrative expense for the three months ended April 30, 2003 was $138,000 compared to $193,000 for the same period last year, a decrease of $55,000, or 28%. This decrease was primarily due to decreases in public relations and legal expenses and a reduction of a non-cash expense related to stock options issued for consulting services.

      General and administrative expense for the nine months ended April 30, 2003 was $426,000 compared to $577,000 for the same period last year, a decrease of $151,000, or 26%. This decrease was primarily due to decreases in public relations and legal expenses and a reduction of a non-cash expense related to stock options issued for consulting services.

      Interest.

      Interest expense for the three months ended April 30, 2003 was $55,000 compared to $68,000 for the same period last year, a decrease of $13,000. Interest expense for the nine months ended April 30, 2003 was $295,000 compared to $105,000 for the same period last year, an increase of $190,000. The net increase was primarily due to the interest expense on the beneficial conversion feature of the notes payable issued to unrelated parties, the related warrants and the increase in total borrowing levels. The interest expense was based on the fair value of the warrants using the Black-Scholes method, amortized over the terms of the notes payable.

      Income Taxes.

      New Jersey has enacted legislation permitting certain corporations located in New Jersey to sell state tax loss carry forwards and state research and development credits or tax benefits. For the state fiscal year 2003 (July 1, 2002 to June 30, 2003), we have approximately $1,372,000 total available tax benefits of which approximately $273,000 was allocated to be sold between July 1, 2002 and June 30, 2003. In December 2002, we received approximately $229,000 from the sale of the allocated tax benefits which was recognized as a tax benefit for the nine months ended April 30, 2003. In December 2001, we received approximately $354,000 from the sale of the allocated tax benefits which was recognized as a tax benefit for the fiscal year ended July 31, 2002. We will attempt to sell the remaining balance of our tax benefits in the amount of approximately $1,099,000 between July 1, 2003 and June 30, 2004, subject to all existing laws of the State of New Jersey. However, we cannot assure you that we will be able to find a buyer for our tax benefits or that such funds will be available in a timely manner.

      Net Loss.

      We have incurred net losses during each year since our inception. The net loss for the three months ended April 30, 2003 was $568,000 as compared to $793,000 for the same period last year, a decrease of $225,000. The net loss for the nine months ended April 30, 2003 was $1,635,000 as compared to $1,868,000 for the same period last year, a decrease of $233,000. The cumulative loss from the date of inception, August 24, 1981, to April 30, 2003, amounted to $63,198,000. Such losses are attributable to the fact that we are still in the development stage and accordingly have not derived sufficient revenues from operations to offset the development stage expenses.

The subsection entitled "Liquidity and Capital Resources" under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 17 and 18 is deleted in its entirety and substituted with the following:

      "Liquidity and Capital Resources

      We have financed our operations since inception primarily through equity and debt financing, research product sales and interest income. During the nine months ended April 30, 2003, we had a net decrease in cash and cash equivalents of $41,000, which resulted primarily from net cash used in operating activities of $1,013,000, offset by net cash provided by financing activities of $972,000, primarily from the proceeds from long-term borrowings and from the issuance of common stock and warrants. Total cash resources as of April 30, 2003 were $45,000 compared to $86,000 at July 31, 2002.

      Our current liabilities as of April 30, 2003 were $2,412,000 compared to $1,798,000 at July 31, 2002, an increase of $614,000. The increase was primarily due to an increase in the current portion of long-term notes payable and increased accrued expenses partially offset by a decrease in accounts payable. As of April 30, 2003 our current liabilities exceeded our current assets and we had a working capital deficit of $2,360,000.

      Our continued operations will depend on our ability to raise additional funds through various potential sources such as equity and debt financing, collaborative agreements, strategic alliances, sale of tax benefits, revenues from the commercial sale of ONCONASE(R), licensing of our proprietary RNase technology and our ability to realize the full potential of our technology and our drug candidates via out-licensing agreements with other companies. Such additional funds may not become available as we need them or be available on acceptable terms. To date, a significant portion of our financing has been through private placements of common stock and warrants, the issuance of common stock for stock options and warrants exercised and for services rendered, debt financing and financing provided by our Chief Executive Officer. Additionally, we have raised capital through the sale of our tax benefits. Until and unless our operations generate significant revenues, we will attempt to continue to fund operations from the sources of capital previously described. However, there can be no assurance that we will be able to raise the capital needed. After taking into account the net proceeds we received from the sale of our tax benefits in December 2002, we believe that our cash and cash equivalents as of April 30, 2003 will be sufficient to meet our anticipated cash needs through April 30, 2004. We are continuing our fund raising efforts and anticipate securing required financing by the end of our fiscal year 2003. The report of our former independent auditors on our July 31, 2002 financial statements included an explanatory paragraph which states that our recurring losses, working capital deficit and limited liquid resources raise substantial doubt about our ability to continue as a going concern. As of April 30, 2003, we continued to incur losses, had a working capital deficiency and limited liquid resources which raise substantial doubt about the Company's ability to continue as a going concern. Our financial statements at April 30, 2003 and July 31, 2002 do not include any adjustments that might result from the outcome of this uncertainty.

      We will continue to incur costs in conjunction with our U.S. and foreign registrations for marketing approval of ONCONASE(R). We are currently in discussions with several potential strategic alliance partners, including major international biopharmaceutical companies, to further the development and marketing of ONCONASE(R) and other related products in our pipeline. However, we cannot be sure that any such alliances will materialize.

      New Jersey has enacted legislation permitting certain corporations located in New Jersey to sell state tax loss carryforwards and state research and development credits or tax benefits. For the state fiscal year 2003 (July 1, 2002 to June 30, 2003), we have approximately $1,372,000 total available tax benefits of which approximately $273,000 was allocated to be sold between July 1, 2002 and June 30, 2003. In December 2002, we received approximately $229,000 from the sale of the allocated tax benefits which was recognized as a tax benefit for the nine months ended April 30, 2003. In December 2001, we received approximately $354,000 from the sale of the allocated tax benefits which was recognized as a tax benefit for the fiscal year ended July 31, 2002. We will attempt to sell the remaining balance of our tax benefits in the amount of approximately $1,099,000 between July 1, 2003 and June 30, 2004, subject to all existing laws of the State of New Jersey. However, we cannot assure you that we will be able to find a buyer for our tax benefits or that such funds will be available in a timely manner.

      Our common stock was delisted from The Nasdaq SmallCap Market effective at the close of business April 27, 1999 for failing to meet the minimum bid price requirements set forth in the NASD Marketplace Rules. As of April 28, 1999, our common stock trades on the OTC Bulletin Board under the symbol "ACEL.OB". Delisting of our common stock from Nasdaq could have a material adverse effect on our ability to raise additional capital, our stockholders' liquidity and the price of our common stock.

      The market price of our common stock is volatile, and the price of the stock could be dramatically affected one way or another depending on numerous factors. The market price of our common stock could also be materially affected by the marketing approval or lack of approval of ONCONASE(R).

The following subsection is added to the section entitled "Description of Securities" on pages 45 through 47:

      "Recent Transactions

      The following transactions have occurred since January 2003:

      o In February 2003, we completed a private placement resulting in the issuance of an aggregate of 110,000 shares of restricted common stock and five-year warrants to purchase 110,000 shares of common stock at an exercise price of $1.25 per share. We received $55,000 from such private placement.

      o In March 2003, we issued a $100,000 8% note payable to an unrelated party, which will become due in September 2004. In consideration for the loan, we issued warrants to purchase 100,000 shares of common stock expiring five years from the date of issuance at an exercise price of $0.60 per share. In addition, we will issue on the due date of the note warrants to purchase 100,000 shares of common stock at an exercise price of $1.00 per share, expiring five years from the date of issuance. Additionally, the unrelated party can convert the note into shares of our common stock at a conversion rate of $0.35 per share.

      o In April 2003, we completed several private placements resulting in the issuance of an aggregate of 440,000 shares of restricted common stock and five-year warrants to purchase 440,000 shares of common stock at an exercise price of $1.25 per share. We received an aggregate of $220,000 from such private placements.

      o In May 2003, we issued a $100,000 8% note payable to an unrelated party, which will become due in November 2004. The unrelated party can convert the note into shares of our common stock at a conversion rate of $0.50 per share. In addition, to the extent the unrelated party converts the principal and interest, we will issue upon the conversion date warrants to purchase an equivalent number of shares of common stock at an exercise price of $1.00 per share, expiring five years from the date of issuance.

      o In May 2003, we issued 200,000 shares of common stock upon the exercise of warrants by an unrelated party, which resulted in gross proceeds of $100,000.

      o In May 2003, we completed several private placements resulting in the issuance of an aggregate of 70,000 shares of restricted common stock and five-year warrants to purchase 70,000 shares of common stock at an exercise price of $1.25 per share. We received $35,000 from such private placement.

      o In June 2003, we completed several private placements resulting in the issuance of an aggregate of 140,000 shares of restricted common stock and five-year warrants to purchase 140,000 shares of common stock at an exercise price of $1.25 per share. We received $70,000 from such private placement.

      o In June 2003, we issued 100,000 shares of common stock upon the exercise of warrants by an unrelated party, which resulted in gross proceeds of $50,000.

      o In June 2003 we issued an aggregate of 75,000 shares of common stock upon the exercise of stock options held by a former officer and director, at exercise prices ranging from $0.26 to $0.49 per share, which resulted in gross proceeds of $31,750.

      o In July 2003 we issued an aggregate of 25,000 shares of common stock upon the exercise of stock options held by a former officer and director, at exercise prices ranging from $0.43 to $0.54 per share, which resulted in gross proceeds of $12,950.

The Unaudited Financial Statement on pages F-44 through F-51 is deleted in its entirety and substituted with the following:

                              ALFACELL CORPORATION
                          (A Development Stage Company)
                                 BALANCE SHEETS
                        April 30, 2003 and July 31, 2002

                                                                                          April 30, 2003   July 31, 2002
                                                                                          --------------   -------------
                                                                                           (Unaudited)
                                                                                           -----------
                                     ASSETS
Current assets:
    Cash and cash equivalents                                                              $     44,586    $     85,843
    Other assets                                                                                  6,984          45,754
                                                                                           ------------    ------------
         Total current assets                                                                    51,570         131,597

Property and equipment, net of accumulated depreciation and amortization
   of $1,133,985 at April 30, 2003 and $1,120,371 at July 31, 2002                               14,993          28,607
Loan  receivable, related party                                                                  72,843          68,667
                                                                                           ------------    ------------

Loan  receivable, related party                                                                  72,843          68,667
                                                                                           ------------    ------------
         Total assets                                                                      $    139,406    $    228,871
                                                                                           ============    ============

                   LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

Current liabilities:
    Current portion of long-term debt                                                      $      8,680    $      8,179
    Notes payable, net of debt discount of $4,067 at April 30, 2003                             345,933              --
    Loan payable, related party                                                                 106,114         139,794
    Accounts payable                                                                            659,926         796,128
    Accrued expenses                                                                          1,291,411         854,278
                                                                                           ------------    ------------
         Total current liabilities                                                            2,412,064       1,798,379

Long-term debt, less current portion, net of debt discount of $200,053 at April 30, 2003        509,334         315,929
                                                                                           ------------    ------------
         Total liabilities                                                                    2,921,398       2,114,308
                                                                                           ------------    ------------

Stockholders' (deficiency):
    Preferred stock, $.001 par value
       Authorized and unissued, 1,000,000 shares at April 30, 2003 and July 31, 2002                 --              --
    Common stock $.001 par value
       Authorized 40,000,000 shares at April 30, 2003 and July 31, 2002;
       Issued and outstanding, 23,422,958 shares at April 30, 2003 and 22,760,921
       shares at July 31, 2002                                                                   23,423          22,761
    Capital in excess of par value                                                           60,392,339      59,654,479
    Deficit accumulated during the development stage                                        (63,197,754)    (61,562,677)
                                                                                           ------------    ------------
         Total stockholders' (deficiency)                                                    (2,781,992)     (1,885,437)
                                                                                           ------------    ------------

         Total liabilities and stockholders' (deficiency)                                  $    139,406    $    228,871
                                                                                           ============    ============

See accompanying notes to financial statements.

                              ALFACELL CORPORATION
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

           Three months and nine months ended April 30, 2003 and 2002, and the Period from August 24, 1981
                      (Date of Inception) to April 30, 2003

                                   (Unaudited)


                                          Three Months Ended                Nine Months Ended           August 24, 1981
                                              April 30,                         April 30,                  (Date of
                                              ----------                        ---------               Inception) to
                                         2003             2002             2003             2002        April 30, 2003
                                         ----             ----             ----             ----        --------------
Revenue:
     Sales                           $         --     $         --     $         --     $         --     $    553,489
     Investment income                         43              125              277              282        1,377,400
     Other income                              --               --           30,000               --           90,103
                                     ------------     ------------     ------------     ------------     ------------
     Total revenue                             43              125           30,277              282        2,020,992
                                     ------------     ------------     ------------     ------------     ------------

Costs and expenses:
     Cost of sales                             --               --               --               --          336,495
     Research and development             374,183          531,904        1,173,552        1,539,885       41,075,525
     General and administrative           138,131          192,991          426,206          576,605       22,089,652
     Interest:
         Related parties, net                 653               --            1,939               --        1,149,486
         Others                            54,831           67,999          293,116          105,517        2,358,028
                                     ------------     ------------     ------------     ------------     ------------
Total costs and expenses                  567,798          792,894        1,894,813        2,222,007       67,009,186
                                     ------------     ------------     ------------     ------------     ------------

Loss before state tax benefit            (567,755)        (792,769)      (1,864,536)      (2,221,725)     (64,988,194)

State tax benefit                              --               --          229,459          353,730        1,790,440
                                     ------------     ------------     ------------     ------------     ------------

Net loss                             $   (567,755)    $   (792,769)    $ (1,635,077)      (1,867,995)    $(63,197,754)
                                     ============     ============     ============     ============     ============

Loss per basic common share          $       (.02)    $       (.04)    $       (.07)    $       (.09)
                                     ============     ============     ============     ============

Weighted average number of shares
     outstanding                       23,079,250       21,020,967       22,911,335       20,553,185
                                     ============     ============     ============     ============

See accompanying notes to financial statements.

                              ALFACELL CORPORATION
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                   Nine months ended April 30, 2003 and 2002,
                       and the Period from August 24, 1981
                      (Date of Inception) to April 30, 2003

                                   (Unaudited)

                                                                                        August 24, 1981
                                                          Nine Months Ended         (Date of Inception) to
                                                   April 30, 2003    April 30, 2002     April 30, 2003
                                                   --------------    --------------     --------------
Cash flows from operating activities:
  Net loss                                          $(1,635,077)      $(1,867,995)      $(63,197,754)
  Adjustments to reconcile net loss to
      net cash used in operating activities:
    Gain on sale of marketable securities                    --                --            (25,963)
    Depreciation and amortization                        13,615            31,564          1,545,021
    Loss on disposal of property and equipment               --                --             18,926
    Noncash operating expenses                           20,161           190,783          6,052,214
    Charge for beneficial conversion rights             204,603                --            204,603
    Amortization of debt discount                        37,849                --             37,849
    Amortization of deferred compensation                    --                --         11,442,000
    Amortization of organization costs                       --                --              4,590
  Changes in assets and liabilities:
    Decrease (increase) other current assets             38,770             4,812            (66,851)
    (Increase) decrease in other assets                  (4,176)          (17,927)            23,208
    Increase in interest payable-related party               --                --            744,539
    (Decrease) increase in accounts payable            (126,202)          423,164          1,030,162
    Increase in accrued payroll and expenses,
        related parties                                      --                --          2,348,145
    Increase in accrued expenses                        437,133           179,871          1,832,924
                                                    -----------       -----------       ------------
Net cash used in operating activities                (1,013,324)       (1,055,728)       (38,006,387)
                                                    -----------       -----------       ------------

Cash flows from investing activities:
    Purchase of marketable equity securities                 --                --           (290,420)
    Proceeds from sale of marketable equity
       securities                                            --                --            316,383
    Purchase of property and equipment                       --                --         (1,406,836)
    Patent costs                                             --                --            (97,841)
                                                    -----------       -----------       ------------
Net cash used in investing activities                        --                --         (1,478,714)
                                                    -----------       -----------       ------------

                                                                     (continued)

See accompanying notes to financial statements.

                              ALFACELL CORPORATION
                          (A Development Stage Company)
                       STATEMENTS OF CASH FLOWS, Continued

                   Nine months ended April 30, 2003 and 2002,
                       and the Period from August 24, 1981
                      (Date of Inception) to April 30, 2003

                                   (Unaudited)

                                                                                                               August 24, 1981
                                                                                                             (Date of Inception)
                                                                                  Nine Months Ended                  to
                                                                          April 30, 2003     April 30, 2002    April 30, 2003
                                                                          --------------     --------------    --------------
Cash flows from financing activities:
  Proceeds from short-term borrowings                                      $     25,000       $         --      $    874,500
  Payment of short-term borrowings                                              (25,000)            (5,000)         (653,500)
  (Decrease) increase in loans payable - related party, net                     (33,680)           126,553         2,734,982
  Proceeds from bank debt and other borrowings, net of
   deferred issuance costs                                                      750,000            100,000         3,502,460
  Reduction of long-term debt                                                    (6,041)            (4,719)       (2,948,501)
  Proceeds from issuance of common stock, net                                   241,788            789,629        29,602,499
  Proceeds from exercise of stock options and warrants, net                      20,000             50,000         5,703,254
  Proceeds from issuance of convertible debentures, related party                    --                 --           297,000
  Proceeds from issuance of convertible debentures, unrelated party                  --                 --           416,993
                                                                           ------------       ------------      ------------
         Net cash provided by financing activities                              972,067          1,056,463        39,529,687
                                                                           ------------       ------------      ------------
Net (decrease) increase in cash and cash equivalents                            (41,257)               735            44,586

Cash and cash equivalents at beginning of period                                 85,843             44,781                --
                                                                           ------------       ------------      ------------
Cash and cash equivalents at end of period                                 $     44,586       $     45,516      $     44,586
                                                                           ============       ============      ============

Supplemental disclosure of cash flow information - interest paid           $      4,416       $      6,971      $  1,687,057
                                                                           ============       ============      ============
Noncash financing activities:
   Issuance of convertible subordinated debenture for loan payable
     to officer                                                            $         --       $         --      $  2,725,000
                                                                           ============       ============      ============
   Issuance of common stock upon the conversion of convertible
     subordinated debentures, related party                                $         --       $         --      $  3,242,000
                                                                           ============       ============      ============
   Conversion of short-term borrowings to common stock                     $         --       $         --      $    226,000
                                                                           ============       ============      ============
   Conversion of accrued interest, payroll and expenses by related
     parties to stock options                                              $         --       $         --      $  3,194,969
                                                                           ============       ============      ============
   Repurchase of stock options from related party                          $         --       $         --      $   (198,417)
                                                                           ============       ============      ============
   Conversion of accrued interest to stock options                         $         --                 --      $    142,441
                                                                           ============       ============      ============
   Conversion of accounts payable to common stock                                10,000       $     50,000      $    370,326
                                                                           ============       ============      ============
   Conversion of notes payable, bank and accrued interest
     to long-term debt                                                     $         --       $         --      $  1,699,072
                                                                           ============       ============      ============
   Conversion of loans and interest payable, related party and accrued payroll and expenses, related parties to long-term
      accrued payroll and other, related party                             $         --       $         --      $  1,863,514
                                                                           ============       ============      ============
   Issuance of common stock upon the conversion of convertible
     subordinated debentures, other                                        $         --       $     64,993      $    191,993
                                                                           ============       ============      ============
   Issuance of common stock for services rendered                          $         --       $         --      $      2,460
                                                                           ============       ============      ============
   Issuance of warrants with notes payable                                 $    196,686       $         --      $    196,686
                                                                           ============       ============      ============


See accompanying notes to financial statements.

                              ALFACELL CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                   (Unaudited)

1.    ORGANIZATION AND BASIS OF PRESENTATION

      In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company's financial position as of April 30, 2003 and its results of operations and cash flows for the three and/or nine month periods ended April 30, 2003 and 2002 and the period from August 24, 1981 (date of inception) to April 30, 2003. The results of operations for the nine months ended April 30, 2003 are not necessarily indicative of the results to be expected for the full year.

      The Company is a development stage company as defined in the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establishing a new business. Its planned principal operations have not commenced and, accordingly, no significant revenue has been derived therefrom.

      The Company has reported net losses since its inception. Also, the Company has limited liquid resources. The report of the Company's former independent accountants on the Company's July 31, 2002 financial statements included an explanatory paragraph which states that the Company's recurring losses, working capital deficit and limited liquid resources raise substantial doubt about the Company's ability to continue as a going concern. The financial statements at July 31, 2002 and April 30, 2003 do not include any adjustments that might result from the outcome of this uncertainty.

      The Company's continued operations will depend on its ability to raise additional funds through various potential sources such as equity and debt financing, collaborative agreements, strategic alliances, sale of tax benefits, revenues from the commercial sale of ONCONASE(R), licensing of its proprietary RNase technology and its ability to realize the full potential of its technology and its drug candidates via out-licensing agreements with other companies. Such additional funds may not become available as needed or be available on acceptable terms. To date, a significant portion of the Company's financing has been through private placements of common stock and warrants, the issuance of common stock for stock options and warrants exercised and for services rendered, debt financing and financing provided by the Company's Chief Executive Officer. Additionally, the Company has raised capital through the sale of its tax benefits. Until and unless the Company's operations generate significant revenues, the Company will attempt to continue to fund its operations from cash on hand and through the sources of capital previously described. From August 1, 2002 through May 31, 2003, the Company received gross proceeds of approximately $1,561,000 from long-term and short-term borrowings from unrelated parties, the private placement of common stock and warrants, sale of tax benefits and other income. No assurances can be provided that the additional capital will be sufficient to meet the Company's needs.

2.    LOSS PER COMMON SHARE

      "Basic" loss per common share equals net loss divided by weighted average common shares outstanding during the period. "Diluted" loss per common share equals net income divided by the sum of weighted average common shares outstanding during the period plus the effect of potentially dilutive securities. The Company's Basic and Diluted per share amounts are the same since the assumed exercise of stock options and warrants are all anti-dilutive. The amount of options and warrants excluded from the calculation was 10,070,773 and 8,458,511 at April 30, 2003 and 2002, respectively.

3.    STOCK-BASED COMPENSATION

      During the third fiscal quarter of 2003, Statement of Financial Accounting Standards No. 148 (SFAS 148), "Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of FASB Statement No. 123" became effective for the Company.

      The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method. As the exercise price of all options granted under these plans was equal to the fair market price of the underlying common stock on the grant date, no stock-based employee compensation cost is recognized in the condensed statements of operations.

      In accordance with SFAS 148 and Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company's pro forma option expense is computed using the Black-Scholes option pricing model. This model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. The Company's employee stock options have characteristics significantly different from those of traded options; therefore, in the opinion of management, the Black-Scholes option pricing model required by SFAS 148 and SFAS 123, does not necessarily provide a reliable measure of the fair value of the Company's options.

      To comply with SFAS 148, the Company is presenting the following table to illustrate the effect on the net loss and loss per share if it had applied the fair value recognition provisions of SFAS 123, as amended, to options granted under the stock-based employee compensation plans. For purposes of this pro forma disclosure, the estimated value of the options is amortized ratably to expense over the options' vesting periods.

                                          Three Months Ended           Nine Months Ended
                                               April 30,                   April 30,
                                               ---------                   ---------
                                           2003         2002          2003           2002
                                           ----         ----          ----           ----
Net loss applicable to common shares
       As reported                      $ 567,755    $ 792,769    $ 1,635,077    $ 1,867,995
       Pro forma                          606,153      838,318      1,779,837      2,037,703
Net loss per common share
       As reported                      $    0.02    $    0.04    $      0.07    $      0.09
       Pro forma                             0.03         0.04           0.08           0.10

4.    RELATED PARTY INSTRUMENTS

      The Company's CEO, Kuslima Shogen, has made loans to the Company repayable upon demand bearing interest at 8% per annum. As of April 30, 2003, the Company owes Ms. Shogen $106,114 classified as a current liability included in Loan payable, related party. Amounts due from Ms. Shogen totaling $72,843 are classified as a long term asset in Loan receivable, related party as the Company does not expect repayment of these amounts within one year. The Company earns interest at a rate of 8% per annum.

5.    ACCOUNTING FOR WARRANTS ISSUED WITH CONVERTIBLE DEBT

      The Company accounts for the intrinsic value of beneficial conversion rights arising from the issuance of convertible debt instruments with nondetachable conversion rights that are in-the money at the commitment date pursuant to the consensuses for EITF Issue No. 98-5 and EITF Issue No. 00-27. Such value is allocated to additional paid-in capital and the resulting debt discount is charged to interest expense using the effective yield method over the period to the debt instrument's earliest conversion date. Such value is determined after first allocating an appropriate portion of the proceeds received to warrants or any other detachable instruments included in the exchange. The Company is amortizing the interest expense over the terms of the notes payable.

6.    LONG TERM DEBT, NOTES PAYABLE

      From August 2002 through April 30, 2003, the Company issued 8% convertible notes payable to unrelated parties with principal balances totaling an aggregate of $750,000. These notes payable are scheduled to mature on various dates from April 2004 through May 2005. Additionally, with the issuance of the notes payable, the Company issued to the unrelated parties warrants to purchase an aggregate of 615,000 shares of the Company's common stock, expiring five years from the date of issuance at an exercise price of $0.60 per share. In addition, the Company will issue on the due date of the notes payable warrants to purchase an aggregate of 815,000 shares of the Company's common stock expiring five years from the date of issuance at per share exercise prices of $1.00 and $1.10. The Company valued these warrants in an aggregate of $196,686 based on the fair value determined by using the Black-Scholes method. At the issuance dates of the notes payable, the fair market values of the Company's shares exceeded the effective conversion prices. Accordingly, the Company initially increased additional paid-in capital by $196,686 for the fair value of the warrants and reduced the carrying value of the notes payable for the same amount for the debt discount attributable to the fair value of the warrants. The Company is amortizing the debt discount over the terms of the notes payable.

      Pursuant to the applicable guidance in the consensus for EITF Issue No. 00-27, the Company valued the beneficial conversion feature using the effective conversion price. Accordingly, the Company first allocated $196,686 to the detachable warrants and decreased the carrying value of the notes payable. Based on the effective conversion prices, the Company recorded a beneficial conversion charge of $249,897 which was allocated to additional paid-in capital and the resulting debt discount is charged to interest expense amortized over the terms of the notes payable.

7.    CAPITAL STOCK

      In September 2002, the Company issued 40,000 shares of common stock upon the exercise of warrants by an unrelated party, which resulted in gross proceeds of $20,000 to the Company.

      In October 2002, the Company issued 37,037 shares of common stock in settlement of accounts payable in the amount of $10,000. The settled accounts payable amount was credited to equity as the value of the common stock.

      In October 2002, the Company sold 35,000 shares of common stock to a private investor resulting in proceeds of $7,000 to the Company. In addition, the private investor was granted five-year warrants to purchase 35,000 shares of common stock at an exercise price of $1.00 per share.

      In October 2002, the Company issued five-year stock options to purchase 25,000 shares of common stock to an unrelated party as an incentive for lending the Company an aggregate of $25,000, which was fully paid as of April 30, 2003. The stock options vested immediately and have an exercise price of $0.23 per share. The total non-cash interest expense recorded for these stock options was $2,503, based upon the fair value of such options on the date of issuance, as estimated by the Black-Scholes options-pricing model.

      During the quarter ended April 30, 2003, the Company sold 550,000 shares of common stock to various private investors resulting in proceeds of $275,000 to the Company. In addition, the various private investors were granted five-year warrants to purchase 550,000 shares of common stock at an exercise price of $1.25 per share.

      During the nine months ended April 30, 2003, the Company incurred an aggregate $40,212 of expenses relating to the registration of shares issued in various private placements.

8.    SALE OF NET OPERATING LOSSES

      New Jersey has enacted legislation permitting certain corporations located in New Jersey to sell state tax loss carryforwards and state research and development credits, or tax benefits. For the state fiscal year 2003 (July 1, 2002 to June 30, 2003), the Company has approximately $1,372,000 total available tax benefits of which approximately $273,000 was allocated to be sold between July 1, 2002 and June 30, 2003. In December 2002, the Company received approximately $229,000 from the sale of its allocated tax benefits which was recognized as a tax benefit for the nine months ended April 30, 2003. In December 2001, the Company received approximately $354,000 from the sale of its allocated tax benefits which was recognized as a tax benefit for the fiscal year ended July 31, 2002. The Company will attempt to sell the remaining balance of its tax benefits in the amount of approximately $1,099,000 between July 1, 2003 and June 30, 2004, subject to all existing laws of the State of New Jersey. However, there is no assurance that the Company will be able to find a buyer for its tax benefits or that such funds will be available in a timely manner.

9.    ACCRUED EXPENSES

      Included in accrued expenses as of April 30, 2003 is $789,200 of unpaid payroll and payroll taxes. The Company is currently negotiating a payment plan with the taxing authorities for the payment of payroll taxes with interest and penalties, to be determined. The Company believes that any interest and penalties assessed will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

10.   SUBSEQUENT EVENTS

      In May 2003, the Company issued an 8% convertible note payable to an unrelated party with a principal balance of $100,000. This note payable is scheduled to mature in November 2004. In addition, the Company will issue on the due date of the note payable warrants to purchase of 200,000 shares of the Company's common stock expiring five years from the date of issuance at a per share exercise price of $1.10. The Company will value these warrants based on the fair value determined by using the Black-Scholes method.

      In May 2003, the Company issued 200,000 shares of common stock upon the exercise of warrants by an unrelated party, which resulted in gross proceeds of $100,000 to the Company.

      In May and June 2003, the Company issued an aggregate of 120,000 shares of common stock to private investors resulting in proceeds of $60,000 to the Company. In addition, the private investors were granted five-year warrants to purchase 120,000 shares of common stock at an exercise price of $1.25 per share.